Exhibit 21

Subsidiaries of Boomerang Systems, Inc. as of September 30, 2012:

Boomerang Sub, Inc.

Boomerang USA Corp. f/k/a Diamond World Funding Corp.

Boomerang MP Holdings, Inc.

Swingstation, Inc. (1)

Dominion Cellular, Inc. (1)

Diamond Leasing and Management Corp. (1)

(1) This company is inactive and in the process of being dissolved.